DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06024195

February 17, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/17/2006

Re: Johnson & Johnson
Incoming letter dated December 22, 2005

Dear Ms. Goodman:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Johnson & Johnson by Vicki Lee Martin. We also have received a letter from the proponent dated December 31, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Vicki Lee Martin
2013 S 350 E
Clearfield, UT 84015

200406

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 22, 2005

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
45016-01913

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Vicki Lee Martin*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Johnson & Johnson (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Vicki Lee Martin (the "Proponent").

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rules 14a-8(i)(10), because the Company has substantially implemented the Proposal, and 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

THE PROPOSAL

The Proposal requests the following:

> That Johnson and Johnson stockholders recommend the Board direct management of Johnson and Johnson company and all U.S. subsidiaries to verify the employment legitimacy of all current and future U.S. workers and to immediately terminate any workers not in compliance.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits companies to exclude shareholder proposals from their proxy materials if the company has "substantially implemented" the relevant proposal. *See* Release No. 34-39093 (Sept. 18, 1997). The Securities and Exchange Commission (the "Commission") stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at Section II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." Moreover, precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission stated "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Release No. 19771 (Nov. 22, 1976). Rule 14a-8(i)(10)'s focus on the end result, not on the process, was recently highlighted in *Intel Corp.* (avail Feb. 14, 2005), where the Staff concurred that FASB's approval of Statement 123(R) had substantially implemented the proposal.

The Staff has further stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See* 1983 Release; *Exxon Mobil Corporation* (avail. March 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004) (each permitting exclusion of a proposal requesting that the board prepare a report explaining the company's response to climate changes and greenhouse gas emissions where the company was already addressing the general issues identified in the proposal through various policies and reports); *The Talbots, Inc.* (avail. Apr. 5, 2002) (permitting exclusion of a proposal requesting that company commit itself to implementation of a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards); *AMR Corporation* (avail. Apr. 17, 2000) (permitting exclusion of a proposal requiring members of various board committees to be independent where the company used a definition of independence different from that referenced in the supporting statement); *Masco Corporation* (avail. March 29, 1999) (permitting exclusion of a proposal setting a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence); *Erie Indemnity Company* (avail. March 15, 1999) (permitting exclusion of a proposal banning board members from accepting gifts from officers where the board had adopted a resolution with a similar effect).

B. The Company's Actions

The Company has taken several actions that we believe substantially implement the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

As mentioned above, the Proposal requires the Company and its U.S. subsidiaries to verify the employment legitimacy of all current and future employees, and to immediately terminate any employee not authorized to work in the United States. The Company and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986 ("IRCA" or "Act"), 8 U.S.C. § 1324a. To do so, the Company and each of its U.S. subsidiaries must complete an Immigration and Naturalization Service ("INS") Form I-9, the Employment Eligibility Verification Form, for each employee it hires, and examine certain documents that establish the employee's eligibility to work in the United States. The law also requires the Company and its U.S. subsidiaries to retain the completed Form I-9 and allow inspection of such forms by several federal agencies, including the INS and the Department of Labor. The Company and its U.S. subsidiaries comply with these legal obligations and verify the employment eligibility of employees hired since the Act took effect, which comprise over 91 percent of the Company's work force in the United States.

The Company and its U.S. subsidiaries also have taken action with respect to the termination of ineligible employees. Section 274A of the Immigration and Nationality Act ("INA"), 8 U.S.C. § 1324a, makes it unlawful for a U.S. employer to continue employing an individual when the employer knows the employee is or has become unauthorized with respect to such employment. The Company and its U.S. subsidiaries, in compliance with this law, immediately terminate the employment of any individual who is found to be ineligible to work in the United States, regardless of whether they were hired before or after the IRCA's enactment.

C. Analysis

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (permitting exclusion of a proposal requiring disclosure of the company's political contributions where the board of directors had adopted a resolution calling for disclosure substantially similar to that prescribed by the proposal); *Intel Corp.* (avail. March 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *The Gap, Inc.* (avail. March 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

The Proposal requires the Company to verify the employment legitimacy of all current and future employees, and to immediately terminate any employee not authorized to work in the United States. The Company's and its U.S. subsidiaries' actions discussed above substantially implement the Proposal's request because the Company and its U.S. subsidiaries verify employees' eligibility status and terminate ineligible employees.

As discussed above, the Company and its U.S. subsidiaries are already required by federal law to verify the employment eligibility of each employee hired since November 7, 1986. The law also requires termination of any employees who are found to be unauthorized. The Company and its U.S. subsidiaries have consistently complied with the law in both respects. Furthermore, the Company and its U.S. subsidiaries immediately terminate any employees found not to be authorized to work in the United States, regardless of whether they were hired before or after the IRCA's enactment.

We believe that the Company has substantially implemented the Proposal. The Proposal requests two things: for the Company to verify the employment status of all current and future employees, and to terminate employees found to be unauthorized workers. The Company has already taken each action. The Company has verified the employment status of each employee it has hired since November 7, 1986, which constitutes over 91 percent of the Company's work force in the United States, and will continue to do so for any new employees. In addition, the Company and its U.S. subsidiaries terminate any employees found ineligible to work in the United States, regardless of when they were hired.

Thus, the Company's policies and practices compare favorably with the objectives of the Proposal. Under established Staff precedent, including the *Bristol-Myers Squibb* and *Intel* letters referred to above, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

II. The Proposal Deals With A Matter Relating To The Company's Ordinary Business Operations And May Therefore Be Excluded Under Rule 14a-8(i)(7).

A. Background

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's obligation to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff also provided examples of what it generally considers to be ordinary business operations, including "management of the workforce, such as the hiring, promotion, and termination of employees," and has considered such proposals to be excludable because they are employment-related matters. *Exxon Corp.* (avail. Dec. 31, 1996). In addition, the Staff has concurred in the exclusion of proposals that relate to the general conduct of a company's legal compliance. *Humana Inc.* (avail. Feb. 25, 1998). We believe the Proposal is excludable on both of these bases under the ordinary business exception of Rule 14a-8(i)(7).

B. The Proposal is Excludable Because It Deals with Legal Compliance Issues

The Proposal essentially relates to the Company's compliance with applicable law, particularly the Company's compliance with the IRCA and INA. The Staff has concurred in the exclusion of similar proposals as being part of a company's ordinary business operations. For example, in *Humana Inc.* (avail. Feb. 25, 1998), the Staff concurred with the omission of a proposal requesting that the company's board of directors oversee an "anti-fraud compliance committee." The company argued that it was engaged in a regulated industry with compliance obligations relating to statutory and regulatory requirements, which all constituted ordinary business matters. In granting no-action relief, the Staff concurred that such programs constituted part of the company's ordinary business operations, i.e., the conduct of a legal compliance program, noting in particular that the proposal did not focus on any violations involving fraud by the company. The situation in *Humana* is similar to the one at issue here. The Proponent has requested that the Company do little more than comply with the law, and has not alleged any wrongdoing by the Company with regard to the hiring of ineligible employees. *See also Hudson United Bancorp* (avail. Jan. 24, 2003) (concurring in the omission of a proposal requesting the board to appoint an independent shareholder committee to investigate possible corporate misconduct on the basis that it related to the general conduct of a legal compliance program); *Duke Power Company* (avail. March 7, 1988) (concurring in the exclusion of a proposal regarding the preparation of a report detailing the company's environmental activities as ordinary business operations (*i.e.*, compliance with governmental regulations relating to the environmental impact of power plant emissions)).

Furthermore, the Staff has concurred with exclusions of compliance-type proposals regardless of whether a company had been involved in illegal activity. For example, in *Allstate Corporation* (avail. Feb. 16, 1999), a proposal sought, among other things, an independent shareholder committee to investigate and prepare a report on alleged illegal activities. The company had already entered consent awards relating to such activities and had paid several fines. The company argued that it was impractical under Rule 14a-8(i)(7) for shareholders to evaluate allegations of illegal activities and, more importantly, that management already did so on a day-to-day basis. The Staff concluded that what the shareholder actually sought – compliance with applicable law – was excludable, as the conduct of a legal compliance program properly fell within the company's ordinary business operations. In the present case, the essential objective of the Proposal is to ensure compliance with applicable law regarding unauthorized workers.

While the Staff has allowed the inclusion of ordinary business-type proposals where a proposal focuses on sufficiently significant social policy issues, the Proposal does not focus on such issues. Furthermore, the Staff does not simply except a proposal from the ordinary exclusion rules because it relates to a public policy issue. *See, e.g., Mead Corp.* (avail. Jan. 31, 2001) (permitting exclusion of a proposal regarding information related to environmental risks); and *Wal-Mart Stores, Inc.* (avail. March 15, 1999) (allowing the exclusion of a proposal requesting a report on the company's labor conditions). Instead, the Staff considers proposals on a case-by-case basis, taking into account factors such as the nature of the proposal and the company to which it is directed. Under Staff precedent, the employment-based nature of a proposal is significant to the Staff's determination. *See Cracker Barrel Old Country Store, Inc.* (avail. Oct. 13, 1992). In *Cracker Barrel*, the Staff stated that it would recommend no enforcement action if the company omitted from its proxy materials a proposal requesting the company to: (1) implement nondiscriminatory employment policies relating to sexual orientation; and (2) revise its employment policy statement to specifically prohibit discrimination on the basis of sexual orientation. The Staff indicated that the fact that a shareholder proposal regarding employment policies and practices "is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant. Rather . . . such proposals are properly governed by the employment-based nature of the proposal." In that regard, the current Proposal does not raise a significant social policy and does not warrant the participation of the Company's shareholders.

Therefore, like the proposal received by *Allstate* discussed above, the Proposal deals with the Company's day-to-day business operations regarding legal compliance, and does not touch upon significant policy issues, and, as a result, the Company may exclude it from the 2006 Proxy Materials under Rule 14a-8(i)(7).

C. The Proposal is Excludable Because It Deals with Employment-Related Matters

The Proposal requires the Company to verify the employment status of each current and future employee and to terminate employees found to be ineligible to work in the United States. The hiring and retention of employees are routine matters normally left to the day-to-day managers of a corporation. Indeed, in *Cracker Barrel Old Country Store, Inc.* (avail. Oct. 13, 1992), the Staff said that it would view proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters of the company's ordinary business operations. The Staff then provided examples of the categories of proposals that had been deemed excludable on that basis, which included management of the workplace and employee hiring and firing. In accordance with that view, the Staff has consistently determined that shareholder proposals relating to employment are properly excludable from proxy materials. *See, e.g., Wisconsin Energy Corporation* (avail. Jan. 30, 2001) (permitting exclusion of a proposal requesting the board to seek the resignation of the company's CEO and president); *Public Service Company of Colorado* (avail. March 19, 1987) (allowing exclusion of a proposal seeking new leadership in the company's management).

The Proposal would require the Company to perform an additional verification of its employees' immigration status, which action relates to the Company's management of its work force. Thus, the Proposal seeks to require the Company to take employment-related actions that are directly related to the Company's day-to-day management of its employees, and hence deals with the Company's ordinary business operations. As such, we believe the Proposal deals with day-to-day employment business matters, as in the proposal received by *Cracker Barrel* discussed above, and is therefore excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2455.

Sincerely,

Amy L. Goodman

Enclosure

cc: Michael H. Ullmann, Johnson & Johnson
Vicki Lee Martin

Exhibit A

13 October 2005
Johnson and Johnson Shareholder Proposals

Dear Sir or Madam:

Please accept this proposal for Johnson and Johnson's next annual meeting. The SEC recommended an electronic submission rather than postal service. If there is any mistake on my part please allow me to make correction(s) in a timely manner. I'm sorry I couldn't get the left margin to line up correctly.

We have 4,000 illegal immigrants pouring across our borders daily in violation of the Constitution IV,4 and Federal Immigration and Naturalization Act, 8 USC 1324(a)(1)(A)(iii-iv). The Immigration and Customs Enforcement agency (ICE) of the US government delegates fewer than 200 agents to police over eight million employers and 12-20 million illegal immigrants. ICE employer sanctions plummet while illegal immigration is the highest in history-- 2002 employer sanctions totaled 13.

Third world economies have cheaper economies. Mexican maquiladora factory workers, for instance, earn $6 daily. The American entry level unskilled jobs these illegal workers steal are the jobs our most vulnerable workers---youth, minorities, disabled, and minimally educated--are limited to doing. Dollars from these "menial jobs" exchange to professional salaries in pesos. In 2005 Mexicans working in America bank wired $20 billion home. More billions go by personal carriers. The drug trade sends $10 billion. This total money is Mexico's prime source of foreign income.

While billions of dollars leave and are lost to building American businesses, we taxpayers, personal and corporate, must shell out hundreds of billions in social services for illegal residents. Incarcerations alone cost $35 billion yearly for the 29% of convicts from foreign countries. The American victims of these criminals are left to pay funeral, medical, and other costs of their victimization both as persons and as businesses.

The FBI estimates half of all criminal gang members are illegal aliens: 95% of Los Angeles homicide warrants are for illegal immigrants. All 9-11 terrorists were in violation of at least one immigration law according to the National Committee on Terrorist Attacks. Another 80,000 violent criminals were ordered deported---but merely disappeared. This includes 4,000 violent criminals from nations sponsoring terrorism.

The Department of Homeland Security has a program allowing employers to check the immigration status of all applicants with a few clicks and entries on the internet. The Social Security Administration has a toll free telephone number for employers to verify applicant Social security numbers.

The credo appearing on the cover of last year's annual report delineated our first responsibility is to the users and buyers of our products and services. Another major responsibility is to abide by law. The Federal Immigration and Naturalization Act 8 USC 1324(a)(1)(A)(iii-iv) makes it a felony to assist a foreigner to come or to stay in America illegally.

We Johnson and Johnson shareholders would hate to see our company court-ordered to pay mega millions for the actions of an illegal worker--even one committing an unintentional crime like vehicular homicide with or without DUI.

Therefore Be It Resolved: That Johnson and Johnson stockholders recommend the Board direct management of Johnson and Johnson company and all U.S. subsidiaries to verify the employment legitimacy of all current and future U.S. workers and to immediately terminate any workers not in compliance.

Sincerely,

Vicki Martin
2013 S 350 E
Clearfield, UT. 84015
vmrtn@yahoo.com

Vicki Lea Martin

STATE OF UTAH
COUNTY OF Weber

SUBSC[illegible]N TO BEFORE ME ON
THIS 12th Oct IN THE YEAR 2005
BY Vicki Martin

Patricia Monson
NOTARY PUBLIC

PATRICIA MONSON
NOTARY PUBLIC • STATE OF UTAH
5827 S. 2050 W.
ROY, UT 84067
COMM. EXP. 08-08-2007

Moorman, Marc

From: vicki martin [vmrtn@yahoo.com]

Sent: Thursday, December 15, 2005 4:49 PM

To: dchia@corus.jnj.com

Cc: vmrtn2@yahoo.com

Subject: Shareholder Proposal

Dear Mr. Chia:
Yes I received your letter of 16 November 2005.
I do not know when the 1324 law became effective; I'm sure it's since the law you quoted me that JNJ is following.
Many employers do a minimal perusal of prospective employees and their possible fraudulent papers. Also, any illegal immigrant will not baulk at lying on any work application paper in order to achieve the desired job.
You do not say you spend the few minutes it takes to check each applicant through the Social Security toll free number and the Department of Homeland Security web site. This is what employers must now do in order to protect their shareholders from huge damage settlements as victimized Americans begin to sue those employers and others aiding and abbetting illegal aliens under 1324.
I further believe that Johnson and Johnson's participation in medical products requires our company to be held to the highest standards in this new age of terrorism.
As I pointed out in my original letter we shareholders must not be left holding the bag for even unintentional crimes like vehicular homicide committed by an illegal employee.

Sincerely,
Vicki Martin
2013 S 350 E
Clearfield, UT 84015

--- "Chia, Douglas [JJCUS]" <DChia@CORUS.JNJ.com>
wrote:

> From: "Chia, Douglas [JJCUS]" <DChia@CORUS.JNJ.com>
> To: "'vmrtn@yahoo.com'" <vmrtn@yahoo.com>
> Subject: Shareholder Proposal
> Date: Wed, 14 Dec 2005 15:41:20 -0500

>
> Dear Ms. Martin:
>
> I am writing to confirm whether you have received my
> letter to you dated
> November 16, 2005. If you have not, please let me
> know and I will be happy
> to resend it.
>
> As discussed in my letter, Johnson & Johnson is
> required by law to verify
> the immigration status of new hires and to promptly
> terminate those who are
> found to be illegal aliens. Specifically, the 1986
> Immigration Reform and
> Control Act prohibits U.S. employers from hiring or
> continuing to employee
> individuals whom employers know are not authorized
> to work in the United
> States and requires all U.S. employers to verify the
> identity and work
> authorization/eligibility of all individuals (U.S.
> citizens and
> non-citizens) hired after November 6, 1986. The
> employment eligibility
> verification requirements are codified in Section
> 274A of the Immigration
> and Nationality Act, 8 U.S.C. §1324a, which makes it
> unlawful for a U.S.
> employer to continue employing an individual in the
> United States knowing
> that the individual is (or has become) unauthorized
> with respect to such
> employment. Johnson & Johnson and its companies
> will continue to comply
> with these laws.
>
> As we think it would be in everyone's best interest
> to avoid the costs
> involved in submitting a no-action letter request to
> the Securities and
> Exchange Commission, we kindly request that you
> withdraw your shareholder
> proposal since we believe that what we do already
> meets your concern and
> objective. I would appreciate if you could confirm
> withdraw of the proposal
> in writing by Friday, December 19, 2005.
>
> Please do not hesitate to call me if you wish to
> discuss this further.
> Thank you for your continued interest in Johnson &
> Johnson. We do
> appreciate hearing from our shareholders on matters

> that concern them.
>
> Kind regards,
>
> Douglas K. Chia
> Senior Counsel & Assistant Corporate Secretary
> Johnson & Johnson
> One Johnson & Johnson Plaza
> New Brunswick, NJ 08933
> Tel: (732) 524-3292
> Fax: (732) 524-2788
> E-mail: dchia@corus.jnj.com
>
>
>

Moorman, Marc

From: vicki martin [vmrtn@yahoo.com]
Sent: Thursday, December 15, 2005 6:11 PM
To: Chia, Douglas [JJCUS]
Subject: RE: Shareholder Proposal

Yes I would like to do that.
Vicki Martin

--- "Chia, Douglas [JJCUS]" <DChia@CORUS.JNJ.com>
wrote:

> Dear Ms. Martin:
>
> Thank you for your thoughtful reply. Illegal
> immigration is obviously an
> issue that you take seriously and I want to assure
> you that we at Johnson &
> Johnson do, too. I believe the "1324 law" that you
> refer to is the same as
> the Immigration and Nationality Act (8 U.S.C.
> §1324a) that I referred to in
> my e-mail. Johnson & Johnson and its companies make
> every effort to comply
> with all immigration laws currently in effect. The
> nature of your questions
> about our practices makes me think that you may wish
> to speak with someone
> who is more involved with our policies and
> procedures to prevent illegal
> aliens from being hired. If that is something that
> may interest you, please
> let me know and I can set up a phone call for you to
> speak to the
> appropriate person or persons in our organization.
> We would like to find a
> way to open a dialogue on this issue outside of the
> shareholder proposal
> process.
>
> Kind regards,
>
> Douglas K. Chia
> Senior Counsel & Assistant Corporate Secretary
> Johnson & Johnson
> One Johnson & Johnson Plaza
> New Brunswick, NJ 08933
> Tel: (732) 524-3292
> Fax: (732) 524-2788
> E-mail: dchia@corus.jnj.com
>

>
>
> -----Original Message-----
> From: vicki martin [mailto:vmrtn@yahoo.com]
> Sent: Thursday, December 15, 2005 4:49 PM
> To: dchia@corus.jnj.com
> Cc: vmrtn2@yahoo.com
> Subject: Shareholder Proposal
>
>
> Dear Mr. Chia:
> Yes I received your letter of 16 November 2005.
> I do not know when the 1324 law became effective;
> I'm
> sure it's since the law you quoted me that JNJ is
> following.
> Many employers do a minimal perusal of prospective
> employees and their possible fraudulent papers.
> Also,
> any illegal immigrant will not baulk at lying on any
> work application paper in order to achieve the
> desired
> job.
> You do not say you spend the few minutes it takes to
> check each applicant through the Social Security
> toll
> free number and the Department of Homeland Security
> web site. This is what employers must now do in
> order
> to protect their shareholders from huge damage
> settlements as victimized Americans begin to sue
> those
> employers and others aiding and abbetting illegal
> aliens under 1324.
> I further believe that Johnson and Johnson's
> participation in medical products requires our
> company
> to be held to the highest standards in this new age
> of
> terrorism.
> As I pointed out in my original letter we
> shareholders
> must not be left holding the bag for even
> unintentional crimes like vehicular homicide
> committed
> by an illegal employee.
>
> Sincerely,
> Vicki Martin
> 2013 S 350 E
> Clearfield, UT 84015
>
>
>
>

>
> --- "Chia, Douglas [JJCUS]" <DChia@CORUS.JNJ.com>
> wrote:
>
> > From: "Chia, Douglas [JJCUS]"
> <DChia@CORUS.JNJ.com>
> > To: "'vmrtn@yahoo.com'" <vmrtn@yahoo.com>
> > Subject: Shareholder Proposal
> > Date: Wed, 14 Dec 2005 15:41:20 -0500
> >
> > Dear Ms. Martin:
> >
> > I am writing to confirm whether you have received
> my
> > letter to you dated
> > November 16, 2005. If you have not, please let me
> > know and I will be happy
> > to resend it.
> >
> > As discussed in my letter, Johnson & Johnson is
> > required by law to verify
> > the immigration status of new hires and to
> promptly
> > terminate those who are
> > found to be illegal aliens. Specifically, the
> 1986
> > Immigration Reform and
> > Control Act prohibits U.S. employers from hiring
> or
> > continuing to employee
> > individuals whom employers know are not authorized
> > to work in the United
> > States and requires all U.S. employers to verify
> the
> > identity and work
> > authorization/eligibility of all individuals (U.S.
> > citizens and
> > non-citizens) hired after November 6, 1986. The
> > employment eligibility
> > verification requirements are codified in Section
> > 274A of the Immigration
> > and Nationality Act, 8 U.S.C. §1324a, which makes
> it
> > unlawful for a U.S.
> > employer to continue employing an individual in
> the
> > United States knowing
> > that the individual is (or has become)
> unauthorized
> > with respect to such
> > employment. Johnson & Johnson and its companies
> > will continue to comply
> > with these laws.
> >

> > As we think it would be in everyone's best
> interest
> > to avoid the costs
> > involved in submitting a no-action letter request
> to
> > the Securities and
> > Exchange Commission, we kindly request that you
> > withdraw your shareholder
> > proposal since we believe that what we do already
> > meets your concern and
> > objective. I would appreciate if you could
> confirm
> > withdraw of the proposal
> > in writing by Friday, December 19, 2005.
> >
> > Please do not hesitate to call me if you wish to
> > discuss this further.
> > Thank you for your continued interest in Johnson &
> > Johnson. We do
> > appreciate hearing from our shareholders on
> matters
> > that concern them.
> >
> > Kind regards,
> >
> > Douglas K. Chia
> > Senior Counsel & Assistant Corporate Secretary
> > Johnson & Johnson
> > One Johnson & Johnson Plaza
> > New Brunswick, NJ 08933
> > Tel: (732) 524-3292
> > Fax: (732) 524-2788
> > E-mail: dchia@corus.jnj.com
> >
> >
> >
>
>
> ____

>

____

Moorman, Marc

From: Gordon, Tina B. [JJCUS] [TGORDON@CORUS.JNJ.com]

Sent: Wednesday, November 09, 2005 3:43 PM

To: Chia, Douglas [JJCUS]

Subject: FW: stockholder proposal for Johnson and Johnson annual meeting

Doug -- You mentioned this proposal just yesterday at the PAAG meeting and today we received this message. How do you want us to respond? Thanks for your help.

Tina

-----Original Message-----
From: vicki martin [mailto:vmrtn@yahoo.com]
Sent: Wednesday, November 09, 2005 1:59 PM
To: Homepage, Feedback [JJCUS]
Cc: vmrtn@yahoo.com
Subject: RE: stockholder proposal for Johnson and Johnson annual meeting

Dear Johnson and Johnson:

I got your letter that you don't present proposals of this kind. I would think that a credo of doing the best for patients and consumers would include providing an environment of following laws. One medical ramification of 12-20 million illegal immigrants in the U.S. is over 80 California ERs have closed (illegals use services without paying) forcing American citizens to go further and wait longer for attention---with sometimes fatal effect. MDRTB, West Nile, Changas and other third world disease are rising in America courtesy of illegal immigrants.

I notice you do not say you already verify all employees legality before hiring. Why not? It's the law to hire LEGAL workers. The 8 USC 1324 criminalizes those who aid and abet illegal immigrants to come and stay here---aiding includes employing which puts JNJ at risk both for millions in damages and loss of good name.

The SEC says if a company has electronic proxy voting, then proposals can also be presented electronically and the shareholder need not attend in person.

I've had Johnson and Johnson since 1985; I'm not selling.

Sincerely,
Vicki Martin

--- "Homepage, Feedback [JJCUS]"
<FEEDBACK@CORUS.JNJ.com> wrote:

> Dear Ms. Martin:
>
> Thank you for your message. We understand the SEC
> recommendation calls for
> the electronic submission of proposals via fax.
> Please fax your proposal to
> the Office of the Corporate Secretary, Johnson &
> Johnson, 732-524-2185. In
> addition, you will need to provide proof of
> ownership, which can include a
> photocopy of your stock certificate or copy of a
> statement from your broker
> that shows your account information. Thanks for
> your interest.
>
> Johnson & Johnson
>
> -----Original Message-----
> From: vicki martin [mailto:vmrtn@yahoo.com]
> Sent: Friday, October 07, 2005 3:29 PM
> To: FEEDBACK@CORUS.JNJ.com
> Cc: vmrtn@yahoo.com
> Subject: stockholder proposal for Johnson and
> Johnson annual meeting
>
>
> Dear Sir or Madam:
>
> Please accept this proposal for Johnson and
> Johnson's
> next annual meeting. The SEC recommended an
> electronic submission rather than postal service.
> If
> there is any mistake on my part please allow me to
> make correction(s) in a timely manner. I'm sorry I
> couldn't get the left margin to line up correctly.
>
> Today we have 4,000 illegal immigrants pouring
> across our borders daily in violation of the
> Constitution IV,4 and Federal Immigration and
> Naturalization Act, 8 USC 1324(a)(1)(A)(iii-iv).
> The Immigration and Customs Enforcement agency
> (ICE) of the US government delegates fewer than 200
>
> agents to police over eight million employers and
> 12-20 million illegal immigrants. ICE employer
> sanctions plummet while illegal immigration is the
> highest in history-- in 2002 employer sanctions
> totaled 13.
>
> Third world economies have cheaper costs of living
> and cheaper salaries: Mexican maquiladora factory
> workers, for instance, earn $6 daily. The American
> entry level unskilled jobs these illegal workers
> steal are the jobs our most vulnerable

> workers---youth, minorities, disabled, and
> minimally educated-- are limited to doing.
> Dollars
> from these "menial jobs" exchange to professional
> college educated salaries in pesos. In 2005
> Mexicans
> working in America bank wired $20 billion home.
> More
> billions go by personal carriers. The drug trade
> sends
> $10 billion. This total money is Mexico's prime
> source of foreign income.
>
> While billions of dollars leave and are lost
> to building American businesses, we taxpayers,
> personal and corporate, must shell out hundreds
> of billions in social services for illegal
> residents. Incarcerations alone cost $35 billion
> yearly for the 29% of convicts from foreign
> countries. The American victims of these criminals
> are left to pay funeral, medical, and other costs
> of their victimization both as persons and as
> businesses.
>
> The FBI estimates half of all criminal gang
> members are illegal aliens: 95% of Los Angeles
> homicide warrants are for illegal immigrants.
> All 9-11 terrorists were in violation of at least
> one immigration law according to the National
> Committee on Terrorist Attacks. Another 80,000
> violent criminals were ordered deported---but
> merely dissappeared. This includes 4,000 violent
> criminals from nations sponsoring terrorism.
>
> The Department of Homeland Security has a program
> allowing employers to check the immigration status
> of all applicants with a few clicks and entries
> on the internet. The Social Security
> Administration
> has a toll free telephone number for employers to
> verify applicant Social security numbers.
>
> The credo appearing on the cover of last year's
> annual report deliniated our first responsibility is
> to the users and buyers of our products and
> services.
> Another major responsibility is to abide by law. The
> Federal Immigration and Naturalization Act 8 USC
> 1324(a)(1)(A)(iii-iv) makes it a felony to assist a
> foreigner to come or to stay in America illegally.
>
> We Johnson and Johnson shareholders would hate to
> see
> our company court-ordered to pay mega millions for
> the

> actions of an illegal worker--even one committing an
> unintentional crime like vehicular homicide with or
> without DUI.
>
> Therefore Be It Resolved: That Johnson and Johnson
> stockholders recommend the Board direct management
> of
> Johnson and Johnson company and all U.S.
> subsidiaries
> to verify the employment legitimacy of all current
> and
> future U.S. workers and to immediately terminate any
> workers not in compliance.
> Sincerely,
> Vicki Martin
> 2013 S 350 E
> Clearfield, UT. 84015
> vmrtn@yahoo.com
>
>
>
>
>
>
>
> ______________________________
> Yahoo! Mail - PC Magazine Editors' Choice 2005
> http://mail.yahoo.com
>

____
Yahoo! Mail - PC Magazine Editors' Choice 2005
http://mail.yahoo.com

31 Dec 2005

RECEIVED
2006 JAN -9 PM 4:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Vicki Martin
2013 S 350 E
Clearfield, UT 84015
808-776-3584

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington,
D.C. 20549

Ladies and Gentlemen:

In our law, Title 8, Section 1324 was passed which provides (a) Criminal penalties for (1)(A) any person who(iv) encourages or induces an alien to come to, enter, or reside in the United States, knowing or in reckless disregard of the fact that such coming to, entry, or residence is or will be in violation of law. . . .(ii) in the case of a violation of sub paragraph (A)(ii),(iii), (iv), or (v)(II), be fined under title 18, imprisoned not more than 5 years, or both; (iii) in the case of a violation of subparagraph (A)(i). To protect employers there is a Social Security toll free phone number and a Department of Homeland Security web site which can be used to verify prospective workers.

Stamford, CT. city fathers instituted "no hassle" zones for illegal immigrants to congregate while waiting for employers to pick them up for a days work. Connecticut Citizens for Immigration Control is suing Stamford under 8 USC 1324.

Johnson and Johnson claims my proxy should be excluded based on Rules 14a-8(i)(10) because the Company has substantially implemented my proposal and 14a-8(i)(7) because the Proposal deals with ordinary business Operations.

Part of Johnson and Johnson (JNJ) "ordinary business operations" include recognizing the Immigration Reform and Control Act (IRCA) of 1986 by having perspective employees fill out I-9 forms while JNJ examines "certain documents that establish the employee's Eligibility to work in the United States". Earlier this year a Mexican illegal alien used forged documents to work in Utah; he carried a box knife onto an airplane. Each of the three charges he faces can get up to 10 years in prison. Each year costs Utah taxpayers $23,000. Illegal aliens buy forged documents at swap meets and hispanic markets among other venues. JNJ is at best naive and at worst criminally negligent to accept such documents at face value.

A major responsibility of management's ordinary business operation is to protect both the reputation of the company and the shareholders investment. For over 100 years JNJ has enjoyed the respect of both the financial and medical industries. This includes the Tylenol poisoning incident when JNJ acted swiftly and decisively in the best interests of both consumers and share holders, thereby retaining the company good name.

The Federal government is very lax in enforcing immigration law--fewer than 100 agents are delegated to monitor over 8 million employers and 12-20 million Illegal aliens. Fewer than 200 companies are fined in any year--in 2002 only thirteen were sanctioned with a slap on the wrist. JNJ is relying on the massive odds of not being found by Immigration Customs Enforcement but the new law, Title 8, section 1324, puts the company at even greater risk from irate citizens.

The Stamford case indicates Americans, frustrated and enraged at their victimization and federal inaction, are taking legal action against those enabling foreigners to break our laws. I do not want my company to pay out mega millions in court judgment which a few minutes of verification of each job applicant could prevent.

Vicki Martin

JNJ has not "substantially implemented" my proposal by refusing to utilize the two procedures available to verify each applicant's legality. Endangering the company reputation and shareholder investments by refusing to implement these quick and simple safety measures is not "ordinary business operations".

Sincerely,
Vicki L. Martin
2013 S 350 E
Clearfield, UT
84015
(801)776-3584 Eve

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 22, 2005

The proposal requests that the board direct the company's management to verify the employment legitimacy of all current and future U.S. employees and terminate any employees not in compliance.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Advisor